Exhibit 99.1

BioBlast Pharma Announces Positive Preclinical Proof-of-Concept Results of its Novel Mitochondrial Protein Replacement Platform in Friedreich’s Ataxia

TEL AVIV, Israel, March 26, 2015 – BioBlast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company announced today positive preclinical in vitro and in vivo proof-of-concept study results for its mitochondrial protein replacement therapy drug candidate (BB-FA) for Friedreich’s Ataxia. Results will be presented at the International Ataxia Research Conference held in Windsor UK, March 25-28, 2015.

BB-FA demonstrated efficacy in penetrating mitochondria in several patient cell lines and in two different and well established animal models of Friedreich’s Ataxia.

In in-vitro studies performed in Friedreich’s Ataxia patients' cells, BB-FA successfully penetrated the mitochondria and restored the damaged mitochondrial functions to close to normal levels both in studies of oxidative stress and in several biochemical functions that involve critical respiratory chain metabolism in a dose-dependent and time-dependent manner.

In two different mouse models, BB-FA rescued both brain and heart tissues, returning their activity to near normal function. BB-FA induced weight gain, prevented the development of heart disease (commonly the cause of death in Friedreich’s Ataxia patients) and increased survival.

BB-FA is based on BioBlast’s innovative mitochondrial protein replacement platform, which has the potential to target more than 100 diseases that are caused by deficient or mutated proteins associated with mitochondrial metabolism.

Colin Foster, BioBlast’s President and CEO commented: “We are excited by this breakthrough proof-of-concept of our mitochondrial protein replacement platform. This is a strong evidence of the immense potential of our platform, which aims to address the needs of thousands of patients suffering from these debilitating and fatal diseases. We are eager to move BB-FA forward into clinical testing following our anticipated completion of the preclinical program in late 2016.”

About BB-FA

BB-FA is a proprietary mitochondrial fusion protein which itself is comprised of a trans-activator of transcription peptide (TAT), a heterologous mitochondrial targeting sequence peptide (MTS), and a fully functional frataxin protein, the protein that is otherwise deficient or mutated in the individual with Friedreich’s Ataxia.

About Friedreich’s Ataxia

Friedreich’s Ataxia is an inherited disorder characterized by progressive deterioration of the muscular and nervous system that begins in the first or second decade of life and results in gait disturbance (ataxia), cognitive impairment, progressive heart disease and diabetes. According to Friedreich’s Ataxia Research Alliance (FARA), about 1:50,000 people in the U.S. suffer from Friedreich’s Ataxia. Most patients are wheelchair-bound within 15 years of diagnosis. Most patients do not survive beyond the fourth or fifth decade of life.

About BioBlast

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The company has a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable genetic orphan diseases.

The BioBlast platforms are based on deep understanding of the disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, we are using forward looking statements when we discuss making further progress toward providing a therapy to help Friedriech’s Ataxia patients, the potential to move BB-FA forward into clinical testing and timing of anticipated completion of the preclinical program, if it is completed at all, or that our platforms potentially offer solutions for many diseases that share the same biological pathology, including more than 100 diseases that are caused by deficient or mutated proteins associated with mitochondrial metabolism. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results would not be interpreted differently in light of additional research and clinical and preclinical trials results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.'s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading "Risk Factors" in BioBlast Pharma's final IPO’s prospectus filed with the Securities and Exchange Commission (SEC) and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Contact:

U.S. Investor Contact:
Michael Rice
Founding Partner
LifeSci Advisors, LLC